January 14, 2011

Amy Geddes

United States Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

RE:         Cycle Country Accessories Corp.

Form 10-K for Fiscal Year Ended September 30, 2009

Form 10-Q for Fiscal Quarter ended June 30, 2010

File No. 001-31715

Dear Ms. Geddes:

We are in receipt of your letter dated September 17, 2010 providing comments on our Form 10-K for the fiscal year ended September 30, 2009 and our Form 10-Q for the fiscal quarter ended June 30, 2010. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses, set forth below are each of your comments in chronological order immediately followed by our response.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Cost of Goods Sold, page 17

1.              We note your discussion of gross profit indicates that reduction in gross profit as a percent of revenue resulted in higher unabsorbed costs in our manufacturing plants, which were expensed during the period; however, your discussion of cost of goods sold, the only visible expense component of gross profit on the face of your income statement, appears to only address production efficiencies and aggressive material and parts purchasing strategies as sources of decreases in cost of goods sold. Please revise your discussion of cost of goods sold to include a discussion of material changes of all costs included in this category. You should specifically identify the items included as cost of goods sold, the period to period dollar value change, and the facts and circumstances surrounding these changes. Consider tabular format for clarity.

RESPONSE:   Beginning with our September 30, 2010 10K filing, we are disclosing the relevant break-out of the material changes of all costs included in cost of goods sold, and are including  a tabular format for clarity.  The information included in the September 30, 2010 10K is presented below:

Total costs of goods sold was approximately $9.9 million for the fiscal year ended September 30, 2010 or approximately 82.12% of net sales compared to approximately $8.8 million for the fiscal year ended September 30, 2009 or 85.93% of net sales.  Profit by segment is calculated before freight income, sales discounts and allowances, and factory overhead.   Many of our customers arrange and pay for freight through their own logistics departments.  As such, changes in freight revenue are affected by the number of customers for whom we arrange freight.

Discounts and allowances were approximately $863,000 or 6.69% of revenue and approximately $831,000 or 7.54% of revenues for the years ended September 30, 2010 and 2009, respectively.  For the year ended September 30, 2010, the top ten customers received average discounts and allowances of approximately 6.00% of sales. Those same customers received discounts and allowances of approximately 7.38% of sales during the year ended September 30, 2009.

Cost of goods sold for the fiscal years was impacted adversely due to adjustments to inventory counts and valuations.  During the year ended September 30, 2010, the Company recorded an adjustment to inventory of approximately $274,000 due to differences discovered in inventory counts.  Additionally, the Company disposed of inventory valued at approximately $315,000 that was determined to be obsolete.  During the third quarter of fiscal year 2009 while undergoing lean manufacturing process improvements and upgrades to the ERP software used to manage the Company, management spent significant time evaluating the inventory processes, inventory quantities on hand, future product demand and the estimated utility of inventory.  During the fiscal year ended September 30, 2009, the Company wrote off approximately $191,000 due to a shortage discovered during a physical inventory count at the end of January 2009.  The Company also recorded an inventory write-off of approximately $283,000 as a result of the completion of the inventory evaluation started in the third fiscal quarter of fiscal 2009.  During fiscal 2009, the Company had increased its reserve by approximately $610,000 as an estimate of the excess and obsolete inventory on hand.  However, in the fourth quarter of fiscal 2009, the Company continued to evaluate the inventory and found that the total amount of obsolete and excess inventory was only approximately $283,000.

Detail of the components of cost of goods sold are presented in the following table:

	Year Ended September 30, 2010				Year Ended September 30, 2009
	CCAC	Plazco	Perf-Form	Imdyne	CCAC	Plazco	Perf-Form	Imdyne
Materials	3,759,781	111,353	67,257	1,856,446	4,024,072	142,019	128,395	875,891
Direct Labor	329,260	33,488	33,393	211,856	304,443	37,951	25,558	99,015
Mfg Variance	102,545	20,161	3,239	31,812	(50,796)	15,110	4,392	33,247
Subcontract	60,112	53,862	17,263	44,445	25,493	81,813	17,783	10,828
Inventory Variance	222,290	232,096	106,554	31,844	374,160	25,845	15,357	58,638
Royalty	21,783	1,835			40,674	2,841
Other	—	—	—	—	124,861	5,691		—
	4,495,771	452,795	227,706	2,176,403	4,842,907	311,270	191,485	1,077,619

	% of Total Revenue				% of Total Revenue
Materials	41.66%	23.84%	32.77%	58.10%	46.52%	20.59%	50.51%	61.42%
Direct Labor	3.65%	7.17%	16.27%	6.63%	3.52%	5.50%	10.05%	6.94%
Mfg Variance	1.14%	4.32%	1.58%	1.00%	-0.59%	2.19%	1.73%	2.33%
Subcontract	0.67%	11.53%	8.41%	1.39%	0.29%	11.86%	7.00%	0.76%
Inventory Variance	2.46%	49.70%	51.91%	1.00%	4.33%	3.75%	6.04%	4.11%
Royalty	0.24%	0.39%	0.00%	0.00%	0.47%	0.41%	0.00%	0.00%
Other	0.00%	0.00%	0.00%	0.00%	1.44%	0.83%	0.00%	0.00%
	49.81%	96.95%	110.94%	68.11%	55.99%	45.13%	75.33%	75.57%

Costs of goods sold for the CCAC ATV division were 49.81% of sales for the year ended September 30, 2010 compared to 55.99% for the year ended September 30, 2009.  Direct costs for materials decreased from 46.52% of sales to 41.66% of sales as a result of increased efforts to purchase raw materials more efficiently and economically by utilizing purchase commitments, competitive buying practices and volume purchasing.  Costs associated with inventory variances were approximately $222,000 for the year ended September 30, 2010 due to inventory count adjustments. During the year ended September 30, 2009, we disposed of inventory totaling approximately $222,000 and realized inventory count adjustments of approximately $152,000.  Other direct costs including direct labor, subcontracting, and royalty expenses remained relatively unchanged for the year ended September 30, 2010 compared to the year ended September 30, 2009.

For the year ended September 30, 2010, direct costs of goods sold for the Plazco segment increased to 96.95% of sales from 45.13% of sales for the year ended September 30, 2009.   Costs associated with inventory variances increased from approximately $25,000 to approximately $232,000 as a result of the identification and disposal of obsolete inventory in this segment during fiscal year 2010.  The increase is due, in part, to increased costs of raw materials realized with smaller purchase quantities needed to support lower sales volumes.  We determined it was more advantageous to expend more on a per item basis than to hold excess inventory.

Costs of goods sold were approximately $227,000 or 110.94% of sales and approximately $191,000 or 75.33% of sales for the years ended September 30, 2010 and 2009,

respectively for the Perf-Form segment on a decrease of direct materials cost from approximately 50.51% of sales in fiscal year 2009 to 32.77% of sales in fiscal year 2010.  During the year ended September 30, 2010, we identified and disposed of specific inventory that was deemed to be obsolete in the amount of approximately $98,000.

The Imdyne segment reported a decrease in costs of goods sold to 68.11% of sales from 75.57% of sales for the years ended September 30, 2010 and 2009, respectively.  Imdyne generates much of its revenue from contract manufacturing and custom fabricating.  Margins for this segment can, therefore, fluctuate based on our ability to accurately quote, design, and manufacture products to specifications.  We continue to strive to improve our operations and processes to increase margins when and where we can.

Liquidity and Capital Resources, page 18

2.              We note that, as of September 30, 2009, your operating cash flow and net loss positions have continued to deteriorate. Please tell us in your response how your auditors determined that no “going concern” opinion was required as of September 30, 2009.

RESPONSE: As part of their going concern evaluation, our auditors considered such factors as the Company’s availability for extended debt financing from their lender and the collection of a sizable income tax receivable which was received in 2010 for a total of approximately $1,000,000.  These factors, in addition to consideration of our plan to incorporate production efficiencies and aggressive material and parts purchasing strategies during fiscal 2010, contributed to our auditors’ conclusion that no “going concern” opinion was required as of September 30, 2009.

3.              Further, we note that, through June 30, 2010, you have continued to incur operating and net losses. Also, it appears that availability under your existing lines of credit were at or near capacity as of the date of issuance of such Form 10-Q. Given the continued operating and net losses, please expand your discussion in your next Form 10-K and in subsequent Forms 10-Q to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity’s Continued Existence. Additional detail should be provided to show that over the next twelve months management is confident that sufficient working capital can be obtained. Please provide additional detail including but not limited to the following:

•                  Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.

•                  Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.

•                  Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented.

•                  A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations, including availability under existing credit facilities, individually and in the aggregate, as of the latest balance date.

•                  Management’s plans (including relevant prospective financial information).

RESPONSE: Beginning with our September 30, 2010 form 10K filing,  we have expanded our discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity’s Continued Existence.

Financial Statements

Accountants’ Report, page F-2

4.              As your accountant has elected to place reliance on the work of your former accountants and has made reference to them in the accountants’ report, the separate report of the other accountants for the year ended September 30, 2008 must be filed as well. Please amend your document to include this report. Refer to Article 2-05 of Regulation S-X for guidance.

RESPONSE:  The Company has the proper documentation from its former accountant to comply with this requirement and is filing, an amended Form 10K/A.

Consolidated Statement of Cash Flows, page F-7

5.              Please tell us the facts and circumstances surrounding the $436,636 of “Disbursements of property and equipment” as presented in financing cash flows. Please also tell us how this line item relates to “Disbursements in excess of bank balance” in liabilities as of September 30, 2009 as presented on your consolidated balance sheets on page F-4.

RESPONSE: The $438,636 of “Disbursements of property and equipment” was improperly labeled in our Form 10-K as of and for the year ended September 30, 2009.   In future filings, this presentation will be changed appropriately. The correct label should be “Disbursements in excess of bank balances.”

6.              Please revise your captions to appropriately identify whether cash has been used in or provided by different activities. For example, you currently identify your operating cash flow as cash used in operating activities; however it appears fiscal 2009 had cash provided by operating activities whereas fiscal 2008 used cash in operating activities, and therefore such caption should read “Cash provided by/(used in) operating activities.”

RESPONSE: In future filings we will appropriately identify whether cash has been used in or provided by different activities as per your example.

Note 13 — Segment Information, page F-22

7.              It appears the caption “Operating Profit by Segment” in your tabular disclosure here reconciles to Gross Profit and is intended to represent gross profit by segment. If our understanding is correct, please revise the nomenclature in your table appropriately as your current caption is confusing.

RESPONSE: Beginning with our September 30, 2010 10-K filing, we have revised this table caption to read “gross profit by segment.”

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overall Results of Operations

Cost of Goods Sold, page 26

8.              Please tell us and revise your disclosure in this section to discuss the facts and circumstances surrounding the substantial decrease in factory overhead. To the extent that the decrease in overhead is related to the 2009 inventory adjustment, please tell us why this adjustment, which appears to be allocable to individual segments, was applied to factory overhead which does not appear to be considered in your segment gross margin.

RESPONSE: The decrease mentioned above is in relation to the 2009 inventory adjustment and should have been allocated to the individual segments rather than to factory overhead. Beginning with our September 30, 2010 10-K filing, we allocated inventory adjustments to the individual segments as necessary, and adjusted fiscal year 2009 to be comparable based on the fiscal 2009 inventory adjustment.

In connection with our responses to the Commission’s comments, we acknowledge the following:

•                  the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CYCLE COUNTRY ACCESSORIES CORP.

By:	/s/ Robert Davis
Robert Davis

Chief Financial Officer, Interim Chief Executive Officer, and Chief Operating Officer (principal executive and financial and accounting officer)